UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 36)1

Steel Excel Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

858122104
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,611,899
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,611,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,611,899
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,611,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,611,899
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,611,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,611,899
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,611,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON BNS HOLDING, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,027,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,027,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,027,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,270
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,270
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,375
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,375
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON JOHN J. QUICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,375
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,375
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON MARK A. ZORKO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 417
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 417
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 858122104

The following constitutes Amendment No. 36 to the Schedule 13D filed by the undersigned (“Amendment No. 36”).  This Amendment No. 36 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”), BNS Holding, Inc., a Delaware corporation (“BNS”), Warren G. Lichtenstein, Jack L. Howard, John J. Quicke and Mark A. Zorko.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Holdings owns 99% of the membership interests of SPHG.  SPHG is the sole member of SPHG Holdings.  Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.  By virtue of these relationships and the distribution of Shares discussed in Item 4, each of Steel Holdings, SPHG and Steel Holdings GP is deemed to beneficially own the Shares owned directly by SPHG Holdings.

SPHG Holdings owns approximately 85% of the outstanding shares of Common Stock of BNS.  By virtue of SPHG Holdings’ ownership of BNS and the relationships discussed in further detail in this Item 2 and the distribution of Shares discussed in Item 4, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP is deemed to beneficially own the Shares owned directly by BNS.

Warren G. Lichtenstein, an officer and director of Steel Holdings GP, is the President of a subsidiary of the Issuer and a director of the Issuer.  Jack L. Howard, an officer and director of Steel Holdings GP, is a director of the Issuer.  John J. Quicke, an employee of a subsidiary of Steel Holdings, is the Interim President and Chief Executive Officer and a director of the Issuer.  Mark A. Zorko, an employee of a subsidiary of Steel Holdings, is the Chief Financial Officer of the Issuer.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Steel Holdings GP and BNS.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of the Reporting Persons (other than BNS) is 590 Madison Avenue, 32nd Floor, New York, New York 10022.  The principal business address of BNS is 49 Stanton Avenue, Riverside, Rhode Island 02915.

(c)           Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies.  Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest.  The principal business of SPHG Holdings is holding securities for the account of Steel Holdings.  The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates.  The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.  BNS is a holding company.  The principal occupation of Warren G. Lichtenstein is serving as the Chairman and Chief Executive Officer of Steel Holdings GP.  The principal occupation of Jack L. Howard is serving as the President of Steel Holdings GP and serving as a principal of Mutual Securities, Inc., a registered broker dealer.  The principal occupation of John J. Quicke is serving as a Managing Director and operating partner of Steel Partners LLC, a subsidiary of Steel Holdings.  The principal occupation of Mark A. Zorko is serving as Chief Financial Officer in Residence of SP Corporate Services, LLC, a management and advisory services company.

CUSIP NO. 858122104

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals who are Reporting Persons or listed on Schedule A are citizens of the United States of America.  Each of the entities who are Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 4,584,399 Shares owned directly by SPHG Holdings is approximately $141,919,729, including brokerage commissions.  The Shares owned directly by SPHG Holdings were acquired with funds of SPHG Holdings and an affiliated entity that initially purchased a portion of the Shares prior to being contributed to SPHG Holdings.

The 2,027,500 Shares owned directly by BNS were acquired pursuant to the Acquisition Agreement discussed in Item 4 below.

The Shares beneficially owned by Messrs. Lichtenstein, Howard, Quicke and Zorko represent Shares received pursuant to Restricted Stock Unit Awards, underlying Restricted Stock Awards or underlying Non-Qualified Stock Options, as the case may be, awarded to them in their capacities as directors and officers, as the case may be, of the Issuer.

SPHG Holdings effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 31, 2012, the Issuer acquired all of the capital stock of BNS’s operating subsidiary, Sun Well Services, Inc. (“Sun Well”), pursuant to a Share Acquisition Agreement, dated as of April 30, 2012, by and among the Issuer, BNS, SWH, Inc. and SPHG Holdings (the “Acquisition Agreement”).  The acquisition of Sun Well constituted the acquisition of substantially all of BNS’s operating assets.  In connection with the Acquisition Agreement, BNS received 2,027,500 Shares, valued at $60,825,000, or $30 per Share, and approximately $7.9 million of cash.

CUSIP NO. 858122104

In accordance with the Acquisition Agreement and a plan of complete liquidation and dissolution of BNS that were approved by the stockholders of BNS, after payment or the establishment of a reserve for all of its claims and obligations, BNS intends to distribute in the near future all of its remaining assets, consisting primarily of cash and the Shares received in connection with the disposition of Sun Well, to its stockholders.  The cash amount will be distributed to BNS stockholders unaffiliated with Steel Holdings and its affiliates.  The distribution to Steel Holdings and its affiliates will consist of the 2,027,500 Shares received in connection with the sale of Sun Well.

The foregoing description of the Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, which is incorporated into this statement by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 12,932,246 Shares outstanding, which is the total number of Shares outstanding as of the date hereof based on information obtained from the Issuer.

As of the close of business on June 1, 2012, SPHG Holdings owned directly 4,584,399 Shares, constituting approximately 35.4% of the Shares outstanding.  By virtue of their relationships with SPHG Holdings, each of Steel Holdings, SPHG and Steel Holdings GP is deemed to beneficially own the Shares owned directly by SPHG Holdings.  Such Shares, together with the 2,027,500 Shares owned directly by BNS that each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP is deemed to beneficially own by virtue of their relationships with BNS discussed in Item 2 and the distribution of Shares discussed in Item 4, constitute approximately 51.1% of the Shares outstanding.

As of the close of business on June 1, 2012, BNS owned directly 2,027,500 Shares, constituting approximately 15.7% of the Shares outstanding.  By virtue of their relationships with BNS discussed in further detail in Item 2 and the distribution of Shares discussed in Item 4, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP is deemed to beneficially own the Shares owned directly by BNS.

As of the close of business on June 1, 2012, Warren G. Lichtenstein owned directly 3,312 Shares and beneficially owned an additional 9,958 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof, constituting in the aggregate less than 1% of the Shares outstanding.

As of the close of business on June 1, 2012, Jack L. Howard owned directly 5,625 Shares and beneficially owned an additional 3,750 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof, constituting in the aggregate less than 1% of the Shares outstanding.

As of the close of business on June 1, 2012, John J. Quicke owned directly 5,625 Shares and beneficially owned an additional 3,750 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof, constituting in the aggregate less than 1% of the Shares outstanding.

CUSIP NO. 858122104

As of the close of business on June 1, 2012, Mark A. Zorko owned directly 208 Shares and beneficially owned an additional 209 Shares underlying a Restricted Stock Unit Award that vests within 60 days of the date hereof, constituting less than 1% of the Shares outstanding.

Item 5(b) is hereby amended and restated to read as follows:

(b)           Each of Steel Holdings, SPHG Holdings, SPHG and Steel Holdings GP is deemed to have shared power to vote and dispose of the Shares owned directly by SPHG Holdings.

Each of BNS, Steel Holdings, SPHG Holdings, SPHG and Steel Holdings GP is deemed to have shared power to vote and dispose of the Shares owned directly by BNS.

Each of Messrs. Lichtenstein, Howard, Quicke and Zorko may be deemed to have the sole power to vote and dispose of the Shares he owns directly and the Shares underlying his Restricted Stock Unit Awards and his Non-Qualified Stock Options, as the case may be, that vest or are exercisable within 60 days of the date hereof.

Item 5(c) is hereby amended to add the following:

(c)           On May 31, 2012, BNS acquired 2,027,500 Shares from the Issuer pursuant to the Acquisition Agreement discussed in Item 4 above.  There were no other transactions in securities of the Issuer by BNS during the past 60 days.

Effective May 17, 2012, each of Messrs. Lichtenstein, Howard and Quicke, in their capacities as directors of the Issuer, was granted a Restricted Stock Unit covering 2,500 Shares.  Each Unit vests on the earlier of (i) May 17, 2013, or (ii) the grantee ceasing to be a member of the Board.  Each Unit expires upon the date the Unit vests and the Shares are settled and issued.

Schedule B annexed hereto lists all other transactions in the Shares by the Reporting Persons other than BNS since the filing of Amendment No. 35 to the Schedule 13D.  All of such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Acquisition Agreement defined and described in Item 4 above.  The Acquisition Agreement is incorporated into this report by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 858122104

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing Agreement by and among Steel Partners Holdings L.P., SPH Group LLC, SPH Group Holdings LLC, Steel Partners Holdings GP Inc., BNS Holding, Inc., Warren G. Lichtenstein, Jack L. Howard, John J. Quicke and Mark A. Zorko, dated June 4, 2012.

99.2	Power of Attorney.

99.3
Share Acquisition Agreement by and among Steel Excel Inc., BNS Holding, Inc., SWH, Inc. and SPH Group Holdings LLC, dated as of April 30, 2012 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Steel Excel Inc. on May 2, 2012).

CUSIP NO. 858122104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2012	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Jack L. Howard
Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Jack L. Howard
Jack L. Howard, President

BNS HOLDING, INC.

By:	/s/ Terry Gibson
Terry Gibson, President and Chief Executive Officer

CUSIP NO. 858122104

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Jack L. Howard
JACK L. HOWARD

/s/ John J. Quicke
JOHN J. QUICKE

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Mark A. Zorko

CUSIP NO. 858122104

SCHEDULE A

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President and Director
President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer
c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
James F. McCabe, Jr., Chief Financial Officer	Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Leonard J. McGill, Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Anthony Bergamo, Director	Vice Chairman of MB Real Estate, a property management company	c/o MB Real Estate 335 Madison Avenue, 14th Floor New York, NY 10017
John P. McNiff, Director	Partner of Mera Capital Management LP, a private investment partnership	c/o Mera Capital Management LP 161 Washington Street, Suite 1560 Conshohocken, PA 19428
Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012
General Richard I. Neal, Director	President of Sisvel US, Inc. and Audio MPEG, Inc., licensors of intellectual property	c/o Sisvel US, Inc. 66 Canal Center Plaza, Suite 750 Alexandria, VA 22314
Allan R. Tessler, Director	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm	c/o International Financial Group, Inc. 2500 North Moose Wilson Road Wilson, WY 83014

CUSIP NO. 858122104

Executive Officers and Directors of BNS Holding, Inc.

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, Chairman
President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer
c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Larry Callahan, Director	Vice President of Wheelhouse Securities Corp., a broker dealer	c/o Wheelhouse Securities Corp. 8230 Forsyth Blvd., Suite 210 St. Louis, MO 63105
Kenneth Kong, Director	Principal of Steel Partners LLC, a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Terry Gibson, President and Chief Executive Officer	Managing Director of SP Corporate Services, LLC, a management and advisory services company	c/o SP Corporate Services, LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 858122104

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 35 to the Schedule 13D Except as Set Forth in Item 5(c)

Class of Security	Securities Purchased	Price ($)	Date of Purchase

SPH GROUP HOLDINGS LLC

Common Stock	24,000	28.3000	05/16/12
Common Stock	14,990	28.0444	05/17/12